                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*

                                TROY GROUP, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  89733N 10 6
                                 (CUSIP Number)

                                 WHITNEY TILSON
                          TILSON CAPITAL PARTNERS, LLC
                         145 E. 57TH STREET, SUITE 1100
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 386-7160
                            FACSIMILE: (240) 368-0299
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 2004
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                               Page 1 of 11 Pages

CUSIP NO.:  89733N 10 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tilson Growth Fund, LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a)[ ]
                                                                          (b)[X]
3        SEC USE ONLY


4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

      NUMBER OF          7        SOLE VOTING POWER     -     477,050
        SHARES
     BENEFICIALLY        8        SHARED VOTING POWER
       OWNED BY
         EACH            9        SOLE DISPOSITIVE POWER     -     477,050
      REPORTING
     PERSON WITH         10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         477,050

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%

14       TYPE OF REPORTING PERSON

         PN



                               Page 2 of 11 Pages

CUSIP NO.:  89733N 10 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tilson Capital Partners, LLC


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF          7      SOLE VOTING POWER     -      477,050
        SHARES
     BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY
         EACH            9      SOLE DISPOSITIVE POWER     -      477,050
      REPORTING
     PERSON WITH        10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         477,050

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%

14       TYPE OF REPORTING PERSON

         HC, OO



                               Page 3 of 11 Pages

CUSIP NO.:  89733N 10 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tilson Offshore Fund, Ltd.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

      NUMBER OF            7     SOLE VOTING POWER     -     77,550
        SHARES
     BENEFICIALLY          8     SHARED VOTING POWER
       OWNED BY
         EACH              9     SOLE DISPOSITIVE POWER     -     77,550
      REPORTING
     PERSON WITH          10     SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         77,550

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%

14       TYPE OF REPORTING PERSON

         CO



                               Page 4 of 11 Pages

CUSIP NO.:  89733N 10 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tilson Offshore Partners, LLC


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF           7     SOLE VOTING POWER     -     77,550
        SHARES
     BENEFICIALLY         8     SHARED VOTING POWER
       OWNED BY
         EACH             9     SOLE DISPOSITIVE POWER     -     77,550
      REPORTING
     PERSON WITH         10     SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         77,550

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%

14       TYPE OF REPORTING PERSON

         OO




                               Page 5 of 11 Pages

CUSIP NO.:  89733N 10 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Whitney Tilson


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

      NUMBER OF              7     SOLE VOTING POWER     -     554,600
        SHARES
     BENEFICIALLY            8     SHARED VOTING POWER
       OWNED BY
         EACH                9     SOLE DISPOSITIVE POWER     -     554,600
      REPORTING
     PERSON WITH            10     SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         554,600

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%

14       TYPE OF REPORTING PERSON

         IN





                               Page 6 of 11 Pages

ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Troy Group, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 2331 South Pullman Street, Santa Ana, CA 92705.

ITEM 2. IDENTITY AND BACKGROUND.

         The names of the persons filing this statement (the "Statement") are Tilson Growth Fund, LP ("TGF"), Tilson Capital Partners, LLC ("TCP"), Tilson Offshore Fund, Ltd. ("TOF"), Tilson Offshore Partners, LLC ("TOP") and Whitney Tilson (collectively, the "Filers").

         TGF is a Delaware private investment partnership whose general partner is TCP. The address of TGF's principal business and principal office is 145 East 57th St., Suite 1100, New York, NY 10022.

         TCP is an investment management firm and serves as the general partner of TGF. The address of TCP's principal business and principal office is 145 East 57th St., Suite 1100, New York, NY 10022.

         TOF is a Cayman Islands exempted company. The address of TOF's principal business and principal office is c/o Walkers SPV Ltd., P.O. Box 908 GT, Walkers House, Mary Street, George Town, Cayman Islands.

         TOP is an investment management firm and serves as the investment manager for TOF. The address of TOP's principal business and principal office is 145 East 57th St., Suite 1100, New York, NY 10022.

         Whitney Tilson is the managing member of TCP and TOP. Mr. Tilson is a citizen of the United States. Mr. Tilson's address is 145 East 57th St., Suite 1100, New York, NY 10022.

         During the last five years, none of the Filers have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the 554,600 shares of Common Stock to which this Statement relates:
(a) 475,400 shares of Common Stock were acquired by TGF on May 27, 2004 on the open market; (b) 1,400 shares of Common Stock were acquired by TGF on May 28, 2004 on the open market; (c) 250 shares of common stock were acquired by TGF on June 1, 2004 on the open market; (d) 67,700 shares of Common Stock were acquired by TOF on May 27, 2004 on the open market; and (e) 9,850 shares of common stock were acquired by TOF on June 1, 2004 on the open market. The Filers purchased the Common Stock with working capital.


                               Page 7 of 11 Pages

ITEM 4. PURPOSE OF TRANSACTION.

         The Filers purchased the Common Stock for general investment purposes and retain the right to change their investment intent.

         Subject to applicable legal requirements and the factors referred to below, the Filers may purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions, but they may determine at any time to dispose of all or a portion of the shares of Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between the Filers and the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers' ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' business, and general economic, monetary and stock market conditions.

         Except as otherwise described herein, the Filers have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on June 1, 2004, TGF, TCP and Whitney Tilson were the beneficial owners of (a) 477,050 shares of Common Stock, which constitute in the aggregate 4.5% of the outstanding shares of Common Stock (based on 10,642,677 shares of Common Stock outstanding as of April 30, 2004, which in turn is based on information reported by the Company on its Form 10-Q of April 2004). As of the close of business on June 1, 2004, TOF, TOP and Whitney Tilson were the beneficial owners of (a) 77,550 shares of Common Stock, which constitutes in the aggregate 0.7% of the outstanding shares of Common Stock (based on 10,642,677 shares of Common Stock outstanding as of April 30, 2004, which in turn is based on information reported by the Company on its Form 10-Q of April 2004).

                Except as described in the preceding paragraph, none of the Filers beneficially own any shares of Common Stock.

         (b) Each Filer has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

         (c) Transactions in the Common Stock by the Filers effected in the last 60 days are described in Schedule I hereto, which Schedule is hereby incorporated by reference.


                               Page 8 of 11 Pages

         (d) The Filers have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None of the Filers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         No Exhibits have been attached.



                               Page 9 of 11 Pages

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2004



                                     TILSON GROWTH FUND, LP

                                     By: Tilson Capital Partners, LLC,
                                            General Partner


                                     By   /s/ Whitney Tilson
                                          --------------------------------------
                                              Whitney Tilson, Managing Member


                                     TILSON CAPITAL PARTNERS, LLC


                                     By   /s/ Whitney Tilson
                                          --------------------------------------
                                              Whitney Tilson, Managing Member


                                     TILSON OFFSHORE FUND, LTD.


                                     By   /s/ Whitney Tilson
                                          --------------------------------------
                                              Whitney Tilson, Director


                                     TILSON OFFSHORE PARTNERS, LLC


                                     By   /s/ Whitney Tilson
                                          --------------------------------------
                                              Whitney Tilson, Managing Member


                                          /s/ Whitney Tilson
                                          --------------------------------------
                                              Whitney Tilson


                               Page 10 of 11 Pages

                                                                      SCHEDULE I


                     Schedule of Transactions in the Shares


---------------------------------------------------------------------------------------------------------------
                                      NO. OF           PRICE PER
PURCHASER            DATE             SHARES             SHARE                          COMMENT
---------------------------------------------------------------------------------------------------------------
   TGF           May 27, 2004          475,400           $3.14           Shares acquired on the open market
---------------------------------------------------------------------------------------------------------------
   TGF           May 28, 2004           1,400            $3.23           Shares acquired on the open market
---------------------------------------------------------------------------------------------------------------
   TGF           June 1, 2004            250             $3.23           Shares acquired on the open market
---------------------------------------------------------------------------------------------------------------
   TOF           May 27, 2004          67,700            $3.14           Shares acquired on the open market
---------------------------------------------------------------------------------------------------------------
   TOF           June 1, 2004           9,850            $3.23           Shares acquired on the open market
---------------------------------------------------------------------------------------------------------------


                               Page 11 of 11 Pages